

July 31, 2015

<u>Via E-mail</u>
Raymond J. Lewis
Chief Executive Officer
Care Capital Properties, Inc.
353 North Clark Street, Suite 2900
Chicago, Illinois 60654

> **Re:** **Care Capital Properties, Inc.**
> **Form 10-12B**
> **Filed April 23, 2015**
> **File No. 001-37356**

Dear Mr. Lewis:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Sonia Gupta Barros

     Sonia Gupta Barros
     Assistant Director

cc: Victor Goldfeld
       Wachtell, Lipton, Rosen & Katz